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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Safeguard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6060 Parkland Boulevard, Suite 200
(No. and Street)

Mayfield Heights	OH	44124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Zucker (216) 593-5002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

35

OATH OR AFFIRMATION

I, Bradley A. Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safeguard Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

JOANNA GYETKO
NOTARY PUBLIC, STATE OF OHIO
CUYAHOGA COUNTY
My Comm. Expires Dec. 23, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exemption Report
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAFEGUARD SECURITIES, INC.

DECEMBER 31, 2016

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Safeguard Securities, Inc.
Mayfield Heights, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Safeguard Securities, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Safeguard Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Safeguard Securities, Inc.'s management is responsible for the Safeguard Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records (copies of checks written), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger that were prepared by management), noting no difference;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger that were prepared by management) supporting the adjustments noting no difference; and

5. Not applicable – there is no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas Certified Public Accountants, Inc.
Independence, Ohio

February 16, 2017

SAFEGUARD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Assets		
Cash and cash equivalents	$ 75,111	
Prepaid expenses	7,656	
Marketable securities - trading securities	8,245	
Accounts receivable	306,609	
Goodwill	27,500	
		$ 425,121

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable	$ 1,990	
Accrued expenses	49,200	
Income taxes payable	23,013	$ 74,203
Shareholder's Equity		
Common stock, no par value, 1,000 shares authorized 258 shares issued and outstanding	52,500	
Retained earnings	298,418	350,918
		$ 425,121

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2016

Revenue		
Fee based revenues	$ 83,764	
Commissions	411,698	
Mutual fund fees	82,703	
Insurance commissions	1,183,815	
RIA fees	855,374	
Other revenue	3,910	$ 2,621,264
Expenses		
Commissions	986,451	
Payroll and related expenses	1,113,851	
Consulting and professional fees	20,274	
Clearing expenses	92,888	
Rent and utilities	54,160	
Insurance	66,346	
Office expenses	23,972	
Net loss on marketable securities	20	
Other expenses	113,115	2,471,077
Operating Income		150,187
Other Income/Expenses		
Interest income		496
Net Income Before Provision For Income Taxes		150,683
Provision For Income Taxes		39,729
Net Income		$ 110,954

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
DECEMBER 31, 2016

	Common Stock	Retained Earnings	Total
January 1, 2016	$ 52,500	$ 251,657	$ 304,157
Dividend Paid		(64,193)	$ (64,193)
Net income		110,954	110,954
December 31, 2016	$ 52,500	$ 298,418	$ 350,918

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

Cash Flows From Operating Activities		
Net income	$	110,954
Adjustments to reconcile net income to net cash used in operating activities:		
Unrealized gains on marketable securities		21
Increase (decrease) in cash from changes in operating activities:		
(Increase) decrease in accounts receivable		(47,595)
(Increase) decrease in prepaid expenses		4,788
Increase (decrease) in accounts payable		(12,326)
Increase (decrease) in accrued expenses		22,605
Net Cash Used In Operating Activities		78,447
Cash Flows From Financing Activities		
Dividends paid		(64,193)
Net Cash Used In Financing Activities		(64,193)
Net Increase (Decrease) in Cash		14,254
Cash at Beginning of Year		60,857
Cash at End of Year	$	75,111
Supplemental Disclosure of Cash Flow Information		
Income Taxes Paid	$	20,623

The accompanying notes are an integral part of these statements.

SAFEGUARD SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - ORGANIZATION

Safeguard Securities, Inc. (the Company), a wholly-owned subsidiary of Source Companies, LLC (the Parent), is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) specializing in selling investment securities and is registered in various states.

The Company's current activities include participating in an execution and clearing agreement with an introducing clearing firm, the purchasing and redeeming of mutual funds and variable life insurance and annuities for customers, and investment management services. In many cases orders with the mutual funds and/or life insurance companies are placed in the customers' names, the shares or units are held by the funds' or insurance company's custodians, and the Company's only financial involvement is through receipt of commission checks from the mutual fund or insurance company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income.

The provision for income taxes at December 31, 2016 is comprised of the following:

Current	$ 39,729
Deferred	0
	$ 39,729

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended December 31, 2016. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending after December 31, 2013 are subject to examination by major taxing authorities.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at December 31, 2016, are cash and money market funds.

Marketable Securities - Trading Securities

Marketable securities are trading securities carried at market value with unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts was $0 at December 31, 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2016, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2016.

NOTE 3 - FAIR VALUE

Generally Accepted Accounting Principles define fair value, establish a framework for measuring, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2016, marketable securities owned by the Company represented mutual funds at market value and are classified as Level 1 securities. Shares of stock in Ancora Income Fund Class D (a fund of Ancora Trust which is managed by Ancora Advisors, LLC, an entity that is under common control with the parent of the Company) comprised 100% of the Company's total investments at December 31, 2015. The securities are valued as follows:

Cost	$ 10,000
Unrealized loss	(1,755)
Fair market value	$ 8,245

Unrealized loss of $20 are included in net loss on marketable securities for the year ended December 31, 2016.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a formal expense sharing agreement with the Parent and The Ancora Group, Inc. The agreement provides that certain non-regulatory expenses, such as salaries, rent and utilities, be paid by the Parent and The Ancora Group, Inc. on behalf of the Company. Amounts are paid to the Parent and The Ancora Group, Inc. to reimburse these expenses and totaled approximately $131,471 per month. Included in accounts payable at December 31, 2016 is $186.

The Company has an execution and clearing agreement with America Northcoast Securities, Inc., an entity deemed an affiliate through common ownership. Fees were paid under this agreement in the amount of $92,888 for the year ended December 31, 2016.

NOTE 5 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, Safeguard Securities, Inc. had net capital of $75,531 which was $70,531 in excess of its required net capital of $5,000. Safeguard Securities, Inc.'s ratio of aggregate indebtedness to net capital was 98.24%.

NOTE 6 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which may from time to time exceed federally insured limits.

NOTE 8 – CHANGE IN OWNERSHIP, ASSET SALE AND CLOSURE

The Company submitted a change of membership agreement to FINRA seeking the change of ownership, asset sale, and request to close the broker dealer. Certain assets are being sold to Inverness Securities, LLC, affiliated FINRA broker dealer, as part of a plan of consolidation for $5,000. FINRA's approval was formally received and the company expects to complete the asset sale and broker dealer closure prior to March 31, 2017.

SAFEGUARD SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 9 - SUBSEQUENT EVENTS

The Company has been made aware that its introducing clearing firm's custody arrangement with Pershing LLC will terminate effective March 31, 2017. The introducing clearing firm is making alternative custody arrangements. The Company expects to have all accounts transferred away from the introducing clearing firm prior to March 31, 2017, as more fully described in Note 8, and thus will not be affected by the custody changes.

The Company has evaluated all subsequent events through February 16, 2017, the available date of issuance of the financial statements.

Schedule I

SAFEGUARD SECURITIES, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
12/31/2016

Net Capital		
Total shareholder's equity from statement of financial condition	$	350,918
Less: Non-allowable assets:		
Receivable		(238,979)
Prepaid expenses		(7,656)
Goodwill		(27,500)
		76,783
Net Capital Before Haircuts on Securities		
Haircuts on securities		(1,252)
Net Capital	$	75,531
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	74,203
Computation of Basic Net Capital Requirement - 6 2/3% of Aggregate Indebtedness	$	4,947
Minumum Required Net Capital	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	70,531
Excess Net Capital at 1,000%	$	68,111
Ratio of Aggregate Indebtedness to Net Capital		98.24%

SAFEGUARD SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2016, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

SAFEGUARD SECURITIES MEMBERS FINRA, SIPC
phone: (216) 593-5090 fax (216) 593-5091

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

February 24, 2017

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Washington, DC 20549

Re: **Audited Financial Statements - Period Ending December 31, 2016**
Safeguard Securities, Inc., CRD# 31256

Ladies and Gentlemen:

Enclosed please find 2 copies of the Audited Financial Statements of Safeguard Securities, Inc. for the fiscal year ending, December 31, 2016.

If you have any questions regarding this letter or the enclosed document, please contact me at 216-593-5002.

Very truly yours,

Bradley A. Zucker
Financial Principal

Enclosure

BAZ/dwk
(SSI 2016 AAR Letter SEC WDC 2017 02)

SAFEGUARD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016